4

02029424

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the period of April 26, 2002 to May 25, 2002

CINAR Corporation
(Translation of registrant's name into English)

1055, René-Lévesque Blvd East, Montréal, Quebec, Canada H2L 4S5
(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F]

Form 20-F ____ Form 40-F X

[Indicate by checkmark whether the registrant, by furnishing the information contained in this Form, is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange act of 1934.

Yes ____ No X

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b): 82- ________

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorised.

CINAR Corporation
(Registrant)

Date: May 31, 2002

By: ____________
George Rossi
Sr. VP & Chief Financial Officer
(Signature)*

*Print the name and title of the signing officer under his signature.

If you have any questions concerning the enclosed materials, please do not hesitate to call me at (514) 843-7070.

Please acknowledge receipt of this letter and the enclosures by receipt stamping the duplicate copy of this letter and returning it to the undersigned in the enclosed self-addressed, stamped envelope.

Yours truly,

Mark D. Chernin
Vice-President
Business and Legal Affairs

MDC:eja

Enclosures

cc: Mr. Barrie Usher
Mr. George Rossi
Ms. Yadranka Domazet

CINAR®

Montreal, May 31, 2002

Securities and Exchange Commission
450 Fifth Street NW
Washington, DC 20549
USA

SEC MAIL PROCESSING SECTION
RECEIVED
JUN 12 2002
WASH, D.C. 155

Attention: **Mr. Paul Dudek**
Office of International Corporate Finance

Re: **CINAR Corporation (the "Company")**
Variable Multiple Voting Shares (Class "A")
Limited Voting Shares (Class "B") and
Report on Form 6-K

Dear Sir,

We are pleased to confirm the following: for the period between April 26, 2002 and May 25, 2002 CINAR has not granted any options to acquire Class "B" shares of the Company.

For the same period, no options to acquire Class "A" and Class "B" shares were exercised.

However, for the same period, the following options were cancelled due to termination of employment or otherwise:

Date	Name	Number of Shares
April 29, 2002	Ray McManus	8,000 B
April 29, 2002	Lawrence Yelin	11,000 B
April 29, 2002	Pierre Lessard	2,000 B
April 29, 2002	Stephen Reitman	10,000 B
April 29, 2002	Jack Austin	25,000 B
May 3, 2002	Louis Junger	500 B

Please note that the April 29, 2002 cancellations were previously reported to the SEC in our letter dated April 30, 2002 which covered the period from March 25, 2002 to **April 30, 2002**, whereas the reporting period ought normally to have terminated on April 26, 2002.

Also enclosed for filing, pursuant to Rule 13a-16 under the Securities Exchange Act of 1934, as amended, are eight copies of the Company's Report on Form 6-K dated May 31, 2002 (the "Report"), manually signed by an authorised person of the Company and sequentially numbered.

1055, boul. René-Lévesque Est, Montréal (Québec) H2L 4S5 Canada Tél.: **(514) 843-7070** Fax: (514) 843-7080 **http://www.cinar.com**